September 7, 2007	William A. Bennett Associate 202.637.5786 wabennett@hhlaw.com

VIA FACSIMILIE
Ms. Anita Karu
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	SES Solar Inc.
Registration Statement on Form SB-2
Filed February 23, 2007
File No. 333-140864

Amendment No. 1 to Form 8-K dated September 27, 2006
Filed November 16, 2006

Form 10-QSB for Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
File No. 0-49861

Dear Ms. Karu:

On behalf of SES Solar Inc. (the "Company"), please find below a brief history and discussion regarding the above referenced filings and how the Company proposes to address certain outstanding staff comments issued on the same.

The Company believes, and requests that the staff confirm its agreement, that investors will not benefit if the Company is required to amend the almost twelve (12) month old disclosure in the above Forms 8-K and 10-QSB. Rather, the Company believes that the best course of action is to make sure all outstanding staff comments have been complied with in the Company’s Form 10-KSB for the year ended December 31, 2006 and subsequent periodic reports, as well as the above referenced Form SB-2.

Ms. Anita Karu
September 7, 2007

Background

Pursuant to the terms of a share exchange agreement dated August 31, 2006, the Company and Société d'Energie Solaire SA (“SES Switzerland”), a Swiss-based manufacturer of solar products, merged in a transaction accounted for as a reverse merger effective September 27, 2006. For accounting purposes, SES Switzerland is regarded as the Company’s predecessor and the Company’s financial statements since the quarter in which the merger occurred (September 30, 2006) are those of SES Switzerland. As a result of the merger, the Company is now solely in the business of designing, engineering, producing and installing solar tiles and modules, and its previous Internet based business is no longer of any relevance.

The Company announced completion of the merger in a Form 8-K filed on October 4, 2006, as amended November 16, 2006. Pursuant to the requirements of the Form, the Company’s 8-K provided the disclosure in Items 2.01 and 9.01, including audited financial statements for the fiscal years ended December 31, 2005 and 2004 and unaudited interim financial statements for the six month period ended June 30, 2006 and 2005, respectively. The Company next filed its Form 10-QSB for the nine month period ended September 30, 2006 on November 20, 2006.

On November 28, 2006, the Company received comments from the staff on the Form 8-K filed October 4, 2006, as amended November 16, 2006, and on the Form 10-QSB for the nine month period ended September 30, 2006 as filed November 20, 2006. Certain of the comments issued on the Form 8-K were disclosure oriented while others related to accounting matters. The majority of the comments issued on the Form 10-QSB were accounting comments.

The Company, with assistance from prior counsel, responded to the staff’s comment letter dated November 28, 2006 in a letter dated January 11, 2007, which was accompanied by proposed draft revisions to the Form 8-K and Form 10-QSB, although neither filing was subsequently amended. On February 23, 2007, the Company filed a registration statement on Form SB-2. The Company received a comment letter from the staff dated March 22, 2007 on the Form SB-2. The staff’s March 22, 2007 comment letter indicated that outstanding comments on the Form 8-K would need to be resolved prior to requesting effectiveness of the registration statement. On April 5, 2007, the Company received a second comment letter from the staff responding to the Company’s January 11, 2007 letter regarding the Form 8-K and Form 10-QSB, and the Company is now in the process of preparing responses to these comment letters.

We have been retained to assist the Company in amending its Form SB-2 and addressing the outstanding comments.

Discussion

In light of the staff’s March 22, 2007 comment number three indicating that comments on the Form 8-K are to be resolved prior to requesting effectiveness of the Form SB-2, the Company is concerned that it will have to undergo a significant expense of time and money to amend the disclosure in the Form 8-K and the Form 10-QSB, both of which apply to a period of time that is no longer of any benefit for the Company’s investors or the market, especially in light of the fact that interim periods during 2006 are now subsumed into the full year’s financial statements. Rather, the Company believes that its investors and the market will be much better served if the Company is allowed to proceed with its registration statement by making sure all outstanding staff comments have been complied with in periodic reports beginning with the Form 10-KSB for the fiscal year ended December 31, 2006 and including all subsequent periodic reports, as well as the Form SB-2 registration statement.

Ms. Anita Karu
September 7, 2007

We understand that since receiving the staff’s comment letters of March 22nd and April 5th , the Company has addressed the staff’s comments dating back to its initial comment letter of November 28, 2006 in its Form 10-KSB for the fiscal year ended December 31, 2006 (filed in May 2007) and its Form 10-QSB for the first and second quarters ended March 31, 2007 and June 30, 2007, respectively.

The Company has, with our assistance, substantially revised the disclosure in its Form SB-2, which it intends to file shortly, and has updated the financial statements in the registration statement pursuant to Rule 3-12 of Regulation S-X to include audited financial statement for the fiscal years ended December 31, 2006 and 2005, as reflected in the Company’s Form 10-KSB for the fiscal year ended December 31, 2006, and interim period financial statements for the six months ended June 30, 2007 and 2006 as reflected in the Company’s Form 10-QSB for the period ended June 30, 2007.

Conclusion

In connection with the Company filing Amendment No. 1 to the Form SB-2 with the SEC, we would like to have a conversation with the staff to confirm that the staff is in agreement with the Company’s proposal to make sure the staff’s comments as set forth in its letters dated November 28, 2006, March 22, 2007 and April 5, 2007 are addressed in the Form 10-KSB for the fiscal year ended December 31, 2006 and all subsequent periodic reports, and the amended Form SB-2.

We request that the staff confirm that it will allow the Company to request effectiveness of its registration statement without amending the Form 8-K filed October 4, 2006, as amended November 16, 2006, and the Form 10-QSB for the nine month period ended September 30, 2006 as filed November 20, 2006.

Ms. Anita Karu
September 7, 2007

We greatly appreciate your consideration on this matter, and we look forward to speaking with you soon. If you have any questions or would like to discuss this request further, please call the undersigned at (202) 637-5736 or William A. Bennett at (202) 637-5786. Thank you for your assistance.

Sincerely,

/s/ Steven M. Kaufman

Steven M. Kaufman